Exhibit 99.1

Fluor Corporation	Irving, Texas 75039
6700 Las Colinas Blvd	Media Relations
Irving, Texas 75039	469.398.7621 tel

469.398.7000 main tel	Jason Landkamer
Investor Relations
469.398.7222 tel

News Release

Fluor Corporation Announces Leadership Transition

David E. Constable Appointed Chief Executive Officer, Effective January 1, 2021

Carlos Hernandez to Retire at Year-End 2020

IRVING, Texas (November 02, 2020) – Fluor Corporation (NYSE: FLR) announced today that David E. Constable, a member of the Fluor Board of Directors, has been appointed chief executive officer (CEO), effective January 1, 2021. Constable succeeds Carlos Hernandez, who will retire as CEO and a member of the company’s Board at the end of the year.

Constable is a versatile executive with significant international experience and a proven track record of driving growth and value creation across multiple industries. He brings 30 years of insight to Fluor’s business, strategy and operations, having held various leadership roles within the company from 1982 to 2011, before returning as a Board member in 2019. From 2011 to 2016, Constable served as CEO of Sasol Ltd, where he executed a comprehensive change program and implemented a new operating model focused on enhancing growth across the organization.

“We are pleased to appoint David, a proven executive with a deep understanding of our operations and opportunities, as Fluor’s next CEO,” said Alan Boeckmann, executive chairman of the Board. “This leadership transition is the result of the Board’s long-term succession planning process and follows a comprehensive external search. David brings a unique combination of deep insight to Fluor and an outside perspective from his prior experience as CEO of Sasol. His successful history of leading integrated global operations with a focus on effective risk management makes him ideally positioned to lead Fluor. I have had the opportunity to work closely with David over the last 25 years, both on the Fluor Board and as a member of the management team, and can personally attest to his unparalleled understanding of our business and dedication to our company. Our Board is confident David is the right person to shape and lead the company’s transformation strategy, which will enable us to achieve our full potential.”

Boeckmann continued, “On behalf of the Board and the management team, I thank Carlos for his 13 years of leadership and many contributions to Fluor. As CEO, Carlos played an integral role setting Fluor on the path to restore confidence in our financial reporting. He oversaw our 2019 strategic review, which focused on lowering our risk profile and strengthening our balance sheet, and helped establish a culture of teamwork and transparency, laying the groundwork for Fluor’s future success. We are grateful to have had an executive of Carlos’s caliber step in to lead the company over this critical period. As a result, Fluor is on the right track and we are well prepared to enter a new chapter. We are grateful for his service to our company.”

“It has been an honor to serve as CEO of Fluor over the last year and a half, and a member of this great team for over a decade,” Hernandez said. “While it has been a challenging time for Fluor, we have made significant progress conducting our strategic review, strengthening our operations and completing the restatement of our financial results. Particularly, with the onset of the COVID-19 pandemic, I am proud of how our team adapted to the dynamic environment, remained focused on our objectives and continued delivering for our customers and shareholders. Given the strength of our team and the momentum underway, the Board and I are confident that now is the right time to welcome new leadership to Fluor, and that the company is well positioned for the next phase of growth under David.”

“I am excited to rejoin such a great company and am honored to be leading Fluor during this important time in its history,” said Constable. “Since first joining Fluor in 1982 and returning again as a Board member last year, I have seen firsthand the team’s hard work and commitment to improving the business and delivering for our customers. Given my role on the Board, I am confident we will have a smooth transition. Fluor has a unique value proposition, strong industry position and the right talent to enable us to capitalize on the opportunities ahead and enhance value for all stakeholders.”

Constable and the Fluor leadership team will hold a business update conference call with the investment community in mid-January to share details on the company’s transformation strategy.

About David E. Constable

Constable has served as a director on the Fluor Board since 2019, and is chair of the Commercial Strategies and Operational Risk Committee, and a member of the Executive and Governance Committees. He was the president and chief executive officer of Sasol Limited from 2011 to 2016, where he drove a comprehensive group-wide change program, which culminated in the roll-out of the organization’s new operating model and its related structures, systems and processes. Prior to joining Sasol, Constable held various roles with Fluor from 1982 to 2011, most recently as group president, Operations, where he was responsible for the multi-functional entity that served Fluor’s core business groups. He was also responsible for a number of businesses at Fluor.

Constable is a member of the ABB Ltd. board, and serves as a director on the Rio Tinto plc and Rio Tinto Ltd. boards. He previously served on the board of Anadarko Petroleum Corporation from 2016 until its merger with Occidental Petroleum in 2019.

Constable graduated from the University of Alberta with a bachelor’s in Engineering and is a registered professional engineer. He is a graduate of Thunderbird University’s International Management Program and Wharton Business School’s Advanced Management Program.

About Fluor Corporation

Fluor Corporation (NYSE: FLR) is a global engineering, procurement, fabrication, construction and maintenance company with projects and offices on six continents. Fluor’s 45,000 employees build a better world and provide sustainable solutions by designing, building and maintaining safe, well executed projects. Fluor had revenue of $17.3 billion in 2019 and is ranked 181 among the Fortune 500 companies. With headquarters in Irving, Texas, Fluor has served its clients for more than 100 years. For more information, please visit www.fluor.com or follow Fluor on Twitter, LinkedIn, Facebook and YouTube.

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